UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010.
Commission File Number: 000-53684
CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                                                                 Form 40-F  [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [_]     No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement: Litigation update.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement related to a litigation update dated August 23, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: August 23, 2010	By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

News Release
Litigation Update

RNS Number:  4360R
CSR plc
23 August 2010

23 August 2010

CSR plc ("CSR" or "the Company")

Litigation Update

On 19 August 2010, Broadcom filed a motion with the U.S. District Court for the Central District of California seeking to add additional patents against CSR, all such Broadcom patents having been asserted previously by Broadcom in its International Trade Commission (the "ITC") case against SiRF, prior to the acquisition of SiRF.  In a measured and prepared response to Broadcom's courtroom actions, on 20 August 2010, in the same federal district, CSR asserted a number of CSR's proprietary patents against Broadcom.

Furthermore, based on CSR's inter-partes re-examination requests filed with the U.S. Patent and Trademark Office (the "USPTO"), the USPTO recently issued initial rejections of all patent claims previously asserted by Broadcom against SiRF before the ITC.

Also, as previously disclosed, CSR was aware of the Broadcom litigation at the time of acquiring SiRF in 2009, and therefore factored ongoing litigation with Broadcom into business planning for the combined business.  We will continue our efforts to focus on competing in the marketplace on the basis of our products and serving the needs of our customers.

Intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations.  We will continue to take appropriate steps to address any further claims that may be made by Broadcom or any third parties.

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer

Scott Richardson Brown, Corporate Finance & IR Director            Tel: +44 (0) 1223 692 000

FD
James Melville-Ross
Haya Herbert-Burns                                                                               Tel: +44 (0)20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

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